Exhibit 99.19

July 25, 2011

Filed Via SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
Saskatchewan Securities Commission
TSX

Dear Sirs,

Re:	BRIDGEPORT VENTURES INC.

We are pleased to advise you of the details of the upcoming meeting of the Security Holders of BRIDGEPORT VENTURES INC.:

Meeting Type:	Annual General Meeting
CUSIP:	108404104
Meeting Date:	September 28, 2011
Record Date for Notice:	August 22, 2011
Record Date for Voting:	August 22, 2011
Beneficial Ownership Determination Date:	August 22, 2011
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
Meeting Location:	Toronto

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, and in our capacity as the agent for BRIDGEPORT VENTURES INC..

Regards,

"KATHERINE MILLS"

KATHERINE MILLS
Client Services

c.c. CDS & Co.